SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No.     )*
FleetCor Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
339041105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	339041105	13G	Page	2	of	10	Pages

1.	NAME OF REPORTING PERSONS Chestnut Hill Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,853,417

EACH	7.	SOLE DISPOSITIVE VOTING POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE VOTING POWER

		8,853,417

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,853,417

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.3%

12.	TYPE OF REPORTING PERSON

	OO

CUSIP No.	339041105	13G	Page	3	of	10	Pages

1.	NAME OF REPORTING PERSONS Chestnut Hill Fuel, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,853,417

EACH	7.	SOLE DISPOSITIVE VOTING POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE VOTING POWER

		8,853,417

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,853,417

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.3%

12.	TYPE OF REPORTING PERSON

	OO

CUSIP No.	339041105	13G	Page	4	of	10	Pages

1.	NAME OF REPORTING PERSONS Richard A. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,478,417

EACH	7.	SOLE DISPOSITIVE VOTING POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE VOTING POWER

		9,478,417

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,478,417

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	12.0%

12.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	339041105	13G	Page	5	of	10	Pages

1.	NAME OF REPORTING PERSONS John G. Berylson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,853,417

EACH	7.	SOLE DISPOSITIVE VOTING POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE VOTING POWER

		8,853,417

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,853,417

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.3%

12.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	339041105	13G	Page	6	of	10	Pages

Item 1(a).	Name of Issuer:

FleetCor Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

655 Engineering Drive, Suite 300, Norcross, GA 30092-2830

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person and collectively, the “Reporting Persons): (i) Chestnut Hill Ventures LLC, (ii) Chestnut Hill Fuel, LLC, (iii) Richard A. Smith and (iv) John G. Berylson.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Chestnut Hill Ventures LLC
60 William Street, Suite 230
Wellesley, MA 02481

Chestnut Hill Fuel, LLC
60 William Street, Suite 230
Wellesley, MA 02481

Richard A. Smith
c/o Chestnut Hill Ventures LLC
60 William Street, Suite 230
Wellesley, MA 02481

John G. Berylson
c/o Chestnut Hill Ventures LLC
60 William Street, Suite 230
Wellesley, MA 02481

Item 2(c).	Citizenship:

Chestnut Hill Ventures LLC is organized under the laws of the State of Delaware.
Chestnut Hill Fuel, LLC is organized under the laws of the State of Delaware.
Richard A. Smith is a citizen of the United States of America.
John G. Berylson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

339041105

CUSIP No.	339041105	13G	Page	7	of	10	Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Chestnut Hill Fuel, LLC is the direct beneficial owner of 8,853,417 shares of the Issuer’s Common Stock (such shares, the “Chestnut Hill Shares”). Chestnut Hill Fuel, LLC is a direct wholly owned subsidiary of GCC Investments, LLC, which is a direct and indirect wholly owned subsidiary of Chestnut Hill Ventures LLC. GCC Investments, LLC and Chestnut Hill Ventures LLC are indirect beneficial owners of the Chestnut Hill Shares. As members of the two-person board of managers of Chestnut Hill Ventures LLC, each of Richard A. Smith and John G. Berylson may be deemed an indirect beneficial owner of the Chestnut Hill Shares. Each of Richard A. Smith and John G. Berylson expressly disclaims beneficial ownership of the Chestnut Hill Shares, and the filing of this Schedule 13G shall not be deemed to be an admission that such Reporting Person is a beneficial owner of the Chestnut Hill Shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Richard A. Smith is the indirect beneficial owner of 625,000 shares of the Issuer’s Common Stock as a co-trustee of the Trust UWO Philip Smith FBO Richard A. Smith.

CUSIP No.	339041105	13G	Page	8	of	10	Pages
(b)	Percent of class:

See Item 11 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference. Each Reporting Person’s percentage of the Issuer’s Common Stock which may be deemed to be beneficially owned by such Reporting Person was calculated based on 78,681,646 shares of the Issuer’s Common Stock reported to be outstanding after the Issuer’s initial public offering, as set forth on page 124 of the Issuer’s final prospectus filed pursuant to Rule 424(b)(4) of the Securities Act of 1933 with the Securities and Exchange Commission on December 15, 2010.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	See Item 5 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

(ii) Shared power to vote or to direct the vote	See Item 6 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

(iii) Sole power to dispose or to direct the disposition	See Item 7 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

(iv) Shared power to dispose or to direct the disposition	See Item 8 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

Item 5.	Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
     Not Applicable.

CUSIP No.	339041105	13G	Page	9	of	10	Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          If a parent holding company or control person has filed this schedule, pursuant to § 240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
          Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
          If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
          Not Applicable.

Item 9.	Notice of Dissolution of Group.
          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)
          Not Applicable.

Item 10.	Certifications.
          Not Applicable.

CUSIP No.	339041105	13G	Page	10	of	10	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2011

CHESTNUT HILL VENTURES LLC
By:	/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

CHESTNUT HILL FUEL, LLC
By:	/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

RICHARD A. SMITH
/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

JOHN G. BERYLSON
/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

Exhibit List
Exhibit A. Joint Filing Agreement.
Exhibit B (1). Power of Attorney.
Exhibit C (2). Power of Attorney.
Exhibit D (3). Power of Attorney.
(1) Previously filed as Exhibit 24 to a Form 3 with regard to FleetCor Technologies, Inc. filed with the Securities Exchange Commission on December 14, 2010 by Chestnut Hill Ventures LLC and Chestnut Hill Fuel, LLC.
(2) Previously filed as Exhibit 24 to a Form 3 with regard to FleetCor Technologies, Inc. filed with the Securities Exchange Commission on December 14, 2010 by Richard A. Smith.
(3) Previously filed as Exhibit 24 to a Form 3 with regard to FleetCor Technologies, Inc. filed with the Securities Exchange Commission on December 14, 2010 by John G. Berylson.

Exhibit A
Joint Filing Agreement
          In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of FleetCor Technologies, Inc., a Delaware corporation, and that this Joint Filing Agreement may be included as an exhibit to such Schedule 13G.
          IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 11, 2011.

CHESTNUT HILL VENTURES LLC
By:	/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

CHESTNUT HILL FUEL, LLC
By:	/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

RICHARD A. SMITH
/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

JOHN G. BERYLSON
/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact